SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

CHINA DIGITAL MEDIA CORPORATION
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

169382108
(CUSIP Number)

Daniel Ng, Chief Executive Officer
2505-06, 25/F, Stelux House, 698 Prince Edward Road East
Kowloon, Hong Kong SAR of the Peoples’ Republic of China
(011) 852-2390-8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ng Chi Shing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR of the Peoples’ Republic of China
	7	SOLE VOTING POWER 24,413,940
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,413,940
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,413,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.2%
14	TYPE OF REPORTING PERSON IN

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chen Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR of the Peoples’ Republic of China
	7	SOLE VOTING POWER 8,211,060
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,211,060
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,211,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the ”Common Stock”), of China Digital Media Corporation, a Nevada corporation (the “Issuer”), and shares of the Issuer’s Series A Convertible Preferred Stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock is convertible into five shares of fully paid and nonassessable shares of Common Stock, and votes together with the Common Stock on all matters on an “as converted” basis. At present, there are 31,602,365 issued and outstanding shares of Common Stock, and a total of 500,000,000 authorized shares of Common Stock. In addition, at present there are 1,875,000 issued and outstanding shares of Convertible Preferred Stock, and a total of 40,000,000 authorized shares of Convertible Preferred Stock.

    The Reporting Persons are Ng Chi Shing, a citizen and resident of the Hong Kong SAR of the Peoples’ Republic of China (hereinafter, “Mr. Ng”), and Chen Lu, a citizen and resident of the Hong Kong SAR of the Peoples’ Republic of China (“Mr. Chen”).

    The Issuer’s principal executive offices are located at 2505-06, 25/F, Stelux House, 698 Prince Edward Road East, Kowloon, Hong Kong SAR of the Peoples’ Republic of China.

Item 2. Identity and Background.

a.	The names of the Reporting Persons are Mr. Ng and Mr. Chen.

b.	The business address of Mr. Ng and Mr. Chen is 2505-06, 25/F, Stelux House, 698 Prince Edward Road East, Kowloon, Hong Kong.

c.
Mr. Ng’s principal business is acting as the Chairman and Chief Executive Officer of China Digital Media Corporation, and his principal business address is 2505-06, 25/F, Stelux House, 698 Prince Edward Road East, Kowloon, Hong Kong. Mr. Chen’s principal business is serving as a director of China Digital Media Corporation, and his principal business address is 2505-06, 25/F, Stelux House, 698 Prince Edward Road East, Kowloon, Hong Kong.

d.	During the past five years, neither Mr. Ng nor Mr. Chen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, neither Mr. Ng nor Mr. Chen has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Hong Kong SAR of the Peoples’ Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

    The securities were previously held by an entity owned by the reporting persons. There were no funds or other consideration used to consummate the transfer.

Item 4. Purpose of Transaction.

    The purposes of the transaction described herein was to place the ownership of the securities with the individual reporting persons. Mr. Ng will continue to be Chairman and Chief Executive Officer of the Issuer and Mr. Chen will continue to be a director of the issuer.

    Mr. Ng and Mr. Chen have voting power and investment power with respect to the shares of Common Stock and Convertible Preferred Stock owned of record by each person.

    Mr. Ng and Mr. Chen do not have any contracts, arrangements or understandings with respect to their voting of the securities held by them, nor do they have any contracts, arrangements or understandings with respect to their power to direct and cause the direction of the management and policies of the Issuer.

    Other than as heretofore described, neither Mr. Ng nor Mr. Chen has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

a. At present, the Issuer has 31,602,365 shares of common stock and 1,875,000 shares of Series A preferred stock convertible into 9,375,000 shares of common stock, of which Mr. Ng holds 7,015,500 shares of common stock underlying 1,403,100 shares of convertible Series A preferred stock and 17,398,440 shares of common stock, and Mr. Chen holds 2,359,500 shares of common stock underlying 471,900 shares of convertible Series A preferred stock and 5,851,560 shares of common stock.

Mr. Ng and Mr. Chen beneficially own 32,625,000 combined votes. Mr. Ng and Mr. Chen disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

b. The following table indicates the number of shares as to which Modern Delta has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Ng Chi Shing	24,413,940	63.2%
Chen Lu	8,211,060	24.2%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
--	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Ng Chi Shing	24,413,940	63.2%
Chen Lu	8,211,060	24.2%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
--	0	0%

c.	Not applicable.
d.	None.
e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships among Mr. Ng and Mr. Chen and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NG CHI SHING

By: /s/ Ng Chi Shing
Name: Ng Chi Shing

Date: March 30, 2007

CHEN LU

By: /s/ Chen Lu
Name: Chen Lu

Date: March 30, 2007